

Amir Lavi

VP Product Management at Billion Vegans

Israel

Message ···

Billion Vegans

See contact info

500+ connections

Driving creativity from passion to construct profound and memorable consumer products

Experience



VP Product Management
Billion Vegans
Jun 2018 – Present · 4 mos
Tel Aviv Area, Israel



Fiverr
2 yrs 2 mos

Sr. Mobile Product Manager & group leader
Aug 2016 – Apr 2018 · 1 yr 9 mos

Senior Product Manager
Mar 2016 – Aug 2016 · 6 mos
Tel Aviv



Mobile Product Manager
Sears Israel
Jun 2012 – Jul 2014 · 2 yrs 2 mos
Hertzelia Pituach
* 7+ years of experience for delivering consumer mobile/web products
* Own and drive all aspects of business, product, marketing, etc.
* Full responsibility for product lifecycle: define, design, develop, deliver, tweak/replace
* Create innovative inspirational ideas, develop experiments, and analyze the data t... See more

Co Founder
LoveBox Inc
Jan 2012 – Jun 2012 · 6 mos
Israel

Co Founder
SmallTALK.com
Jun 2011 – Jan 2012 · 8 mos
Israel

Mission
To bring the usefulness of online social media networks into the real world, in real-time, allowing a new platform for connecting people.
... See more

smalltalk logo

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Skills & Endorsements

Mobile Devices · 47

Endorsed by **36 of Amir's colleagues at Sears Israel**

Endorsed by **7 people who know Mobile Devices**

Product Management · 45

Endorsed by **Yoni Elbaz and 1 other who is highly skilled at this**

Endorsed by **34 of Amir's colleagues at Sears Israel**

Mobile Applications · 44

Endorsed by **Noam Hashimshony and 3 others who are highly skilled at this**

Endorsed by **33 of Amir's colleagues at Sears Israel**

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Recommendations

Received (1) Given (1)

Doron Gez

Doron Gez
VP Clients and Supply at NUVIAD
July 31, 2009, Amir worked with Doron in the same group

I have been working with Amir Lavi since November 2007 as a business developer For SortFix.com.
Amir is a natural leader, quick thinker and full of innovation. All these reasons lead Amir to succeed in running his own company while maintaining a calm and friendly work atmosphere. I enjoyed working with Amir on previous projects and still do on current ones.

Doron Gez

